UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):

☒ Form 10-K   ☐ Form 20-F   ☐ Form 11-K  ☐ Form 10-Q   ☐ Form 10-D   ☐ Form N-SAR   ☐ Form N-CSR

For Period Ended: September 30, 2019

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Fuse Group Holding Inc.
Full Name of Registrant

Fuse Enterprises Inc.
Former Name if Applicable

805 W. Duarte Rd., Suite 102

Address of Principal Executive Office (Street and Number)

Arcadia, CA 91007

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is unable to file this Annual Report on Form 10-K for the fiscal year ended September 30, 2019 within the prescribed time period without unreasonable effort or expense because additional time is required to complete report in time for filing. The Company anticipates filing its Form 10-K on or before the fifteenth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Umesh Patel	626	210-000
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

☒ Yes    ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒Yes    ☐No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Fuse Group Holding Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 30, 2019	By:	/s/ Umesh Patel
Umesh Patel
	Title:	Chief Executive Officer

Anticipated Changes

We anticipate that we will report the following changes in the results of operations from the 2019 fiscal year:

Revenue and Cost of Revenue

We have provided three potential mine acquisition opportunities to clients, with one mine located in Asia and two mines located in North America. For the year ended September 30, 2019, the Company recorded revenue of $1,216,000 for the services provided. Our revenue for the year ended September 30, 2018 was $0. Our cost of revenues for the years ended September 30, 2019 and 2018 was $277,415 and $0, respectively, mainly for the management’s travel expenses to visit these mines and consulting expenses paid for mine expertise during the mine due diligence period, resulting in a gross profit of $938,585 and $0 for the years ended September 30, 2019 and 2018, respectively.

Costs and Expenses

The major components of our expenses for the years ended September 30, 2019 and 2018 are outlined in the table below:

	2019	2018	Increase (Decrease)

General and administrative	$450,936	$632,647	$(182,251)
Software development costs	-	1,500,000	(1,500,000)
Consulting fees	565,952	1,968,923	(1,402,971)
Total operating expenses	$1,016,348	$4,101,570	$(3,085,222)

The decrease in our operating costs for the year ended September 30, 2019, compared to the year ended September 30, 2018, was due to a decrease in consulting fees of $1,402,971 and decreased software development of $1,500,000. During the years ended September 30, 2019 and 2018, the Company had a few outstanding consulting agreements for advisory services on business development strategy in the Far East, including in Hong Kong and Russia, and acquisition opportunities in Mexico and North America. Some of the consulting agreements entered in prior periods expired during the year ended September 30, 2019.

The Company also had a consulting agreement for developing software programs to allow the Company to operate a platform called IMETAL for investment and trade in raw metals, find specialized minerals, exploit these opportunities and issue tokens to be used on the platform, subject to compliance with applicable laws and regulations. Due to the recent development of laws and regulations on token issuance and trading, and the management discussed with the designer of the platform on its function and compliance issues and believed the project has more issues and costs for compliance than originally expected, the board of directors of the Company decided to terminate the IMETAL project. For the year ended September 30, 2018, the Company paid $1.5 million, which was recorded as software development costs. The Company did not pay anything for the year ended September 30, 2019.

Non-operating expenses, net

Net non-operating expense was $1,093 for the year ended September 30, 2019, compared to $117,550 for the year ended September 30, 2018.  The decrease in non-operating expense was mainly due to a decrease in interest expense by $157,433 resulting from repayment of the loan through issuance of shares in June 2018, which was partly offset by decreased interest income by $41,400.

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